                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Connecticut Bancshares, Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    207540105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)

      [x]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207540105
          ---------
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). SBM Charitable Foundation, Inc.

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) |_|
        (b) |_|

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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
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NUMBER OF             5.  SOLE VOTING POWER
SHARES                          668,000
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              6.  SHARED VOTING POWER
EACH                                  0
REPORTING             ----------------------------------------------------------
PERSON                7.  SOLE DISPOSITIVE POWER
WITH                            668,000
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        668,000
--------------------------------------------------------------------------------

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.0% of 11,134,933 shares of Common Stock outstanding
        as of December 31, 2003.
--------------------------------------------------------------------------------

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
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                              Page 2 of 6 Pages

                        SBM CHARITABLE FOUNDATION, INC.

                                SCHEDULE  13G/A

Item 1.

      (a) Name of Issuer:

          Connecticut Bancshares, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          923 Main Street
          Manchester, Connecticut 06040

Item 2.

      (a) Name of Person Filing:

          SBM Charitable Foundation, Inc.

      (b) Address of Principal Business Office or, if none, Residence:

          923 Main Street
          Manchester, Connecticut 06040

      (c) Citizenship:

          See Page 2, Item 4.

      (d) Title of Class of Securities:

          Common Stock, par value $0.01 per share

      (e) CUSIP Number:

          See Page 1.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

          Items (a)-(j) are not applicable.



                              Page 3 of 6 Pages

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a) Amount beneficially owned: See Page 2, Item 9.

            (b) Percent of class: See Page 2, Item 11.

            (c) Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote: 668,000
                              Pursuant to the Foundation's Certificate of Incorporation, the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders.

                  (ii)   Shared power to vote or to direct the vote:
                              See Page 2, Item 6.

                  (iii) Sole power to dispose or to direct the disposition of: 668,000
                              The gift instrument places certain limits on the amount of common stock that can be disposed of by the Foundation in any one year.

                  (iv) Shared power to dispose or to direct the disposition of:
                               See Page 2, Item 8.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
            N/A


                              Page 4 of 6 Pages

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                              Page 5 of 6 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 4, 2004
                  --------------------------------------------
                                    (Date)

                             /s/ Sheila B. Flanagan
                  --------------------------------------------
                                 (Signature)

                               Sheila B. Flanagan
                               Executive Director
                  --------------------------------------------
                                  (Name/Title)









                              Page 6 of 6 Pages